

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

Steven B. Engle
Chairman, Chief Executive Officer and President
XOMA Ltd.
2910 Seventh Street
Berkeley, California 94710

> **Re: XOMA Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **Form 10-K/A filed April 30, 2010**
> **Form 10-K/A filed December 27, 2010**
> **File No. 000-14710**

Dear Mr. Engle:

   We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: Kimberly C. Petillo (Cahill Gordon & Reindel LLP)